Exhibit 12.01

Ratio of Earnings to Fixed Charges

(in thousands)	Years ended December 31,
Fixed charges:	2013	2012	2011	2010	2009
Interest expense including amortization of discounts and issuance costs	$74,761	$50,196	$147,332	$157,667	$47,351
Interest capitalized	1,218	934	980	676	1,090
Rent expense (interest factor)	637	941	3,446	6,165	8,171
Total fixed charges	$76,616	$52,071	$151,758	$164,508	$56,612
Earnings:
Income from continuing operations before income taxes	$456,771	$412,695	$193,587	$95,354	$124,552
Fixed charges	76,616	52,071	151,758	164,508	56,612
Amortization of capitalized interest	927	917	1,060	1,778	1,559
Interest capitalized	(1,218)	(934)	(980)	(676)	(1,090)
Total Earnings	$533,096	$464,749	$345,425	$260,964	$181,633

Ratio of Earnings to Fixed Charges	7.0	8.9	2.3	1.6	3.2